Table of Contents

EXHIBIT 4.16

English Language Summary

Financing Agreement (the “Agreement”) through the opening of a credit line – Contrato de Abertura de Crédito N. 02449992-B

Parties:	Vivo S.A., as borrower, and Banco do Nordeste do Brasil S.A. (“BNB”), as financing party.

Guarantor:	Vivo Participações S.A.

Date:	October 30, 2008

Purpose:
Opening of a credit line, through the lending of funds from the Constitutional Fund for the Development of the Northeast (Fundo Constitucional de Financiamento do Nordeste – FNE- PROINFRA), for (i) the expansion of the mobile communications network in the States of Bahia, Sergipe and Maranhão, and (ii) the implementation of the mobile communications network in the States of Alagoas, Ceará, Piauí, Paraíba, Rio Grande do Norte and Pernambuco (collectively, the “Project”).

Amount:
The credit line is for a total amount of R$389 million, divided in three tranches: (i) R$129,653,700 to be released on October 30, 2008, (ii) R$129,653,700 to be released on April 30, 2009, and (iii)129,692,600 to be released on October 30, 2009.

Payment:
Principal. The principal amount of the credit line shall be paid in 72 monthly installments, with the first payment due on November 30, 2010 and thereafter on the 30th day of each month until October 10, 2016. The principal amount due each month is R$5,402,778.

Interest. The principal amount shall bear interest at an annual rate of 10%, compounded monthly and computed over the average daily balance of the borrowed amounts during the relevant period. The interest rate can be increased or decreased by BNB pursuant to Law 10,177/2001, article 1, paragraphs 3 and 4. Interest payments are due (i) quarterly, on the 30th day of the relevant month from October 30, 2008 to October 30, 2010, or (ii) monthly, commencing on November 30, 2010, on the same dates that the amortization of the principal is due.

Guarantees:
Surety. Vivo Participações S.A. has executed the Agreement as Vivo S.A.’s guarantor and principal payer of the amounts due under the Agreement, assuming joint and several liability for all obligations assumed by Vivo S.A.

Letter of Credit. The borrower shall obtain a letter of credit from a leading bank in the amount of R$389 million, and maintain such letter in force through the term of the Agreement, in an amount equal to 100% of the balance of the amounts due under the Agreement.

Escrow account. The borrower shall maintain an account with BNB with a minimum balance equal to 3 installments of principal and interest due (reference amount R$25.9 million).

Material covenants:
(i) The borrower commits to use funds of its own in the amount of R$297,219,485.30 to develop the Project, in addition to the credit line amount; (ii) The borrower has an ongoing obligation to implement the Project and to properly document expenditures for which it must provide proof to BNB from time to time; (iii) Standard financial covenants applied by BNB in its credit agreements (Disposições Gerais Aplicáveis aos Instrumentos de Crédito no Banco do Nordeste do Brasil S.A.) are incorporated by reference.

Acceleration:
Any breach of the Agreement by the borrower which is not cured within 30 days can result in all amounts due under the Agreement being immediately due. Other material acceleration events are listed and include (i) the borrower having bona fide claims of debt past due in excess of R$50 million, (ii) the borrower securing financing for any items included in the scope of the Agreement, (iii) any reorganization involving the borrower that would result in Telefonica S.A. and Portugal Telecom S.G.P.S. S.A. not being the controlling shareholders of the borrower, except if the new controlling shareholder has an “investment grade” credit rating by Moody’s, Fitch or S&P.

Ex 4.16-1